Filed by Green Growth Brands Inc. (formerly Xanthic Biopharma Inc.)

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aphria Inc. (SEC File No.: 001-38708)

Form F-10 File No.: 333-229329

Green Growth Brands Inc. (“GGB”) has used or made available the following communication:

Exhibit 1. GGB Investor Presentation, dated January 2019.

Notice to United States Shareholders of Aphria Inc.

Green Growth Brands Inc. (“GGB”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10, a Tender Offer Statement on Schedule 14D-1F, and other documents and information. AHPRIA INC. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND THIS OFFER TO PURCHASE AND CIRCULAR AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and Aphria Inc. shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by GGB will be available free of charge from GGB. You should direct requests for documents to Kingsdale, 130 King St West, Suite 2950, Toronto, ON M5X 1K6, Toronto, North American Toll Free Phone: 1-866-851-3214, outside North America Phone: 416-867-2272.

This announcement is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities of Aphria Inc. and to issue securities of GGB is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

[Materials begin on the following page]

JANUARY 2019 1JANUARY 2019 1

Disclaimer. IMPORTANT: YOU MUST READ THE FOLLOWING BEFORE CONTINUING. The information contained cash flows that is based on assumptions about future economic conditions and courses of action that is in this document has been prepared by Green Growth Brands Inc. (the “Company” or “Green Growth”). not presented in the format of a historical statement of financial position, statement of comprehensive The information contained in this document (a) does not purport to contain all the information that income or statement of cash flows. Future-oriented financial information and financial outlook are made may be necessary or desirable fully and accurately to evaluate an investment in the Company and (b) is as of the date hereof, subject to the same assumptions, risk factors and other qualifications as all other not to be considered as a recommendation by the Company that any person make an investment in the forward-looking information, and presented solely for the purpose of conveying the current anticipated Company. The information contained herein, unless otherwise stated, is provided as at the date hereof expectations of the Company and may not be appropriate for any other purposes. and is subject to change without notice; the Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except The forward-looking events and circumstances discussed in this release include, but are not limited to, (i) as required by securities laws. Certain information contained herein supplied by third parties, including the cannabis and cannabidiol industry and regulatory environment, including expected growth generally the public disclosure made by the Aphria Inc. (“Aphria”); while the Company believes the information and in the retail and personal care segments, (ii) the future strategy, plans and partnerships of Green provide by third parties to be accurate, there can be no assurance of this fact. Growth, including following the proposed combination with Aphria (the “Offer” or the “Offering”), (iii) the Offer, the terms of the Offer and the anticipated timing of commencement of the Offer, (iv) This document is provided solely for informational purposes and may not be reproduced, in whole or the benefit of the Offer to both Green Growth and Aphria, including the creation of wealth and value in part, in any form or forwarded or further distributed to any person. Any forwarding, distribution or and the synergies that may be created by the Offer, (v) the nature of the operations of the combined reproduction of this document in whole or in part is unauthorized. company following completion of the Offer, (vi) the C$300 financing, its timing and terms, and (vi) expectations regarding the ownership, management, operation and size of Green Growth following completion of the Offer and related financing, The Company is in the early stage of development and has a limited operational history, making it difficult to accurately predict business operations. The Company has limited resources and may run out of capital prior to becoming profitable. The Company may fail and investors may lose their entire Certain material factors and assumptions were applied in providing this forward-looking information. investment. All material assumptions used in making forward-looking statements are based on Green Growth’s knowledge of its business and the business of Aphria, and, in some cases, information supplied by third parties, including the public disclosure made by Aphria. Certain material factors or assumptions include, This document may have been accessed or sent to you in an electronic form. You are reminded that but are not limited to, (i) the current business conditions and expectations of future business conditions documents transmitted via this medium may be altered or changed during the process of electronic and trends affecting Green Growth and Aphria, including the US and Canadian economy, the cannabis transmission. You are responsible for protecting against viruses and other destructive items. Your receipt and cannabidiol industry in Canada, the US and elsewhere, and capital markets, and (ii) that there have of this electronic transmission is at your own risk and it is your responsibility to take precautions to been no material changes in the business, affairs, capital, prospects or assets of the Aphria. All forward- ensure that it is free from viruses and other items of a destructive nature. As a consequence of the looking statements in this document are qualified by these cautionary statements. Green Growth above, neither the Company nor any director, officer, employee or agent of any of them or any affiliate believes that the expectations reflected in forward-looking statements are based upon reasonable of any such person accepts any liability or responsibility whatsoever in respect of any difference between assumptions; however, Green Growth can give no assurance that the actual results or developments the document distributed to you in electronic format and the hard copy version that may be made will be realized by certain specified dates or at all. These forward-looking statements are subject to a available to you. number of risks and uncertainties that could cause actual results or events to vary materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions FORWARD LOOKING INFORMATION could adversely affect the outcome and financial effects of the plans and events described herein. In addition to risks noted elsewhere in this document, material risks include, but are not limited to, (i) the risk that the Offer will not be commenced or that the conditions to the Offer will not be met, or met This document includes information, statements, beliefs and opinions which constitute “forward- on a timely basis, or that the transaction will not be consummated for any other reason, (ii) changes looking information” within the meaning of applicable securities laws which includes “future-oriented in general economic conditions in Canada, the United States and elsewhere, (iii) changes in operating financial information” with respect to prospective financial performance, financial position, EBITDA, conditions (including changes in the regulatory environment) affecting the cannabis industry, (iv) cash flows and other financial metrics that are presented either as a forecast or a projection. Wherever fluctuations in currency and interest rates, availability materials and personnel, and (v) Green Growth’s possible, forward-looking information can be identified by the expressions “seeks”, “expects”, “believes”, ability to successfully integrate the operations of Green Growth and Aphria following completion of “estimates”, “will”, “plans”, “may”, “believes”, “anticipates,” “target” and similar expressions (or the the Offer, including ability to retain key Aphria personnel and renegotiate certain contracts to obtain negative of such expressions). The forward-looking statements are not historical facts, but reflect the economies of scale or other synergies. Readers, therefore, should not place undue reliance on any current expectations of Green Growth regarding future results or events and are based on information such forward-looking information. Further, forward-looking information speaks only as of the date on currently available to it. Future-oriented financial information is forward-looking information about which such statement is made. Green Growth undertakes no obligation to publicly update any such prospective results of operations, financial position or cash flows, based on assumptions about future statement or to reflect new information or the occurrence of future events or circumstances except as economic conditions and courses of action, and presented in the format of a historical statement of required by securities laws. Even if the outcome and financial effects of the plans and events described financial position, statement of comprehensive income or statement of cash flows. Similarly, a “financial herein are consistent with the forward-looking statements contained in this document, those results outlook” is forward-looking information about prospective financial performance, financial position or 2Disclaimer. IMPORTANT: YOU MUST READ THE FOLLOWING BEFORE CONTINUING. The information contained cash flows that is based on assumptions about future economic conditions and courses of action that is in this document has been prepared by Green Growth Brands Inc. (the “Company” or “Green Growth”). not presented in the format of a historical statement of financial position, statement of comprehensive The information contained in this document (a) does not purport to contain all the information that income or statement of cash flows. Future-oriented financial information and financial outlook are made may be necessary or desirable fully and accurately to evaluate an investment in the Company and (b) is as of the date hereof, subject to the same assumptions, risk factors and other qualifications as all other not to be considered as a recommendation by the Company that any person make an investment in the forward-looking information, and presented solely for the purpose of conveying the current anticipated Company. The information contained herein, unless otherwise stated, is provided as at the date hereof expectations of the Company and may not be appropriate for any other purposes. and is subject to change without notice; the Company undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except The forward-looking events and circumstances discussed in this release include, but are not limited to, (i) as required by securities laws. Certain information contained herein supplied by third parties, including the cannabis and cannabidiol industry and regulatory environment, including expected growth generally the public disclosure made by the Aphria Inc. (“Aphria”); while the Company believes the information and in the retail and personal care segments, (ii) the future strategy, plans and partnerships of Green provide by third parties to be accurate, there can be no assurance of this fact. Growth, including following the proposed combination with Aphria (the “Offer” or the “Offering”), (iii) the Offer, the terms of the Offer and the anticipated timing of commencement of the Offer, (iv) This document is provided solely for informational purposes and may not be reproduced, in whole or the benefit of the Offer to both Green Growth and Aphria, including the creation of wealth and value in part, in any form or forwarded or further distributed to any person. Any forwarding, distribution or and the synergies that may be created by the Offer, (v) the nature of the operations of the combined reproduction of this document in whole or in part is unauthorized. company following completion of the Offer, (vi) the C$300 financing, its timing and terms, and (vi) expectations regarding the ownership, management, operation and size of Green Growth following completion of the Offer and related financing, The Company is in the early stage of development and has a limited operational history, making it difficult to accurately predict business operations. The Company has limited resources and may run out of capital prior to becoming profitable. The Company may fail and investors may lose their entire Certain material factors and assumptions were applied in providing this forward-looking information. investment. All material assumptions used in making forward-looking statements are based on Green Growth’s knowledge of its business and the business of Aphria, and, in some cases, information supplied by third parties, including the public disclosure made by Aphria. Certain material factors or assumptions include, This document may have been accessed or sent to you in an electronic form. You are reminded that but are not limited to, (i) the current business conditions and expectations of future business conditions documents transmitted via this medium may be altered or changed during the process of electronic and trends affecting Green Growth and Aphria, including the US and Canadian economy, the cannabis transmission. You are responsible for protecting against viruses and other destructive items. Your receipt and cannabidiol industry in Canada, the US and elsewhere, and capital markets, and (ii) that there have of this electronic transmission is at your own risk and it is your responsibility to take precautions to been no material changes in the business, affairs, capital, prospects or assets of the Aphria. All forward- ensure that it is free from viruses and other items of a destructive nature. As a consequence of the looking statements in this document are qualified by these cautionary statements. Green Growth above, neither the Company nor any director, officer, employee or agent of any of them or any affiliate believes that the expectations reflected in forward-looking statements are based upon reasonable of any such person accepts any liability or responsibility whatsoever in respect of any difference between assumptions; however, Green Growth can give no assurance that the actual results or developments the document distributed to you in electronic format and the hard copy version that may be made will be realized by certain specified dates or at all. These forward-looking statements are subject to a available to you. number of risks and uncertainties that could cause actual results or events to vary materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions FORWARD LOOKING INFORMATION could adversely affect the outcome and financial effects of the plans and events described herein. In addition to risks noted elsewhere in this document, material risks include, but are not limited to, (i) the risk that the Offer will not be commenced or that the conditions to the Offer will not be met, or met This document includes information, statements, beliefs and opinions which constitute “forward- on a timely basis, or that the transaction will not be consummated for any other reason, (ii) changes looking information” within the meaning of applicable securities laws which includes “future-oriented in general economic conditions in Canada, the United States and elsewhere, (iii) changes in operating financial information” with respect to prospective financial performance, financial position, EBITDA, conditions (including changes in the regulatory environment) affecting the cannabis industry, (iv) cash flows and other financial metrics that are presented either as a forecast or a projection. Wherever fluctuations in currency and interest rates, availability materials and personnel, and (v) Green Growth’s possible, forward-looking information can be identified by the expressions “seeks”, “expects”, “believes”, ability to successfully integrate the operations of Green Growth and Aphria following completion of “estimates”, “will”, “plans”, “may”, “believes”, “anticipates,” “target” and similar expressions (or the the Offer, including ability to retain key Aphria personnel and renegotiate certain contracts to obtain negative of such expressions). The forward-looking statements are not historical facts, but reflect the economies of scale or other synergies. Readers, therefore, should not place undue reliance on any current expectations of Green Growth regarding future results or events and are based on information such forward-looking information. Further, forward-looking information speaks only as of the date on currently available to it. Future-oriented financial information is forward-looking information about which such statement is made. Green Growth undertakes no obligation to publicly update any such prospective results of operations, financial position or cash flows, based on assumptions about future statement or to reflect new information or the occurrence of future events or circumstances except as economic conditions and courses of action, and presented in the format of a historical statement of required by securities laws. Even if the outcome and financial effects of the plans and events described financial position, statement of comprehensive income or statement of cash flows. Similarly, a “financial herein are consistent with the forward-looking statements contained in this document, those results outlook” is forward-looking information about prospective financial performance, financial position or 2

Disclaimer (cont'd).

or developments may not be indicative of results or developments in subsequent periods. Forward-looking information contained in this presentation is based on our current estimates, expectations and projections, which we believe are reasonable as of the current date. You should not place undue reliance on forward-looking statements, which are based on the information available as of the date of this document.

Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In particular historical results of the Company should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast.

NON-GAAP MEASURES

This document contains references to certain financial measures that are not defined under the generally accepted accounting principles applicable to the Company, being International Financial Reporting Standards applicable to Canadian public companies formulated by the International Accounting Standards Board ("IFRS").

These non-IFRS financial measures are "EBITDA", "EBITDA margin", "EBITDA per Kiosk" and "TEV / EBITDA".

The Company uses these as non-IFRS financial measures to provide investors with supplemental measures of its operating and financial performance (or expected operating and financial performance), as they highlight trends in the Company's core business that may not otherwise be apparent when one relies solely on IFRS measures. The Company believes certain investors may also use this information to assess the Company's performance and determine the Company's ability to generate cash flow.

The Company defines these non-IFRS financial measures as follows:

* "EBITDA" is defined as net earnings before interest, income taxes, depreciation and amortization,

* "EBITDA margin" is defined as EBITDA margin dollars divided by revenue,

* "EBITDA per Kiosk" is defined as total annualized EBITDA for kiosks at the end of fiscal year divided by the number of kiosks, and

* "TEV / EBITDA" is defined as total enterprise value / EBITDA, where total enterprise value is calculated as at the stated date.

These non-IFRS financial measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. As such, Non-IFRS financial measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-IFRS financial measures are not necessarily indicative of, and should not be construed as alternatives to, other earnings measures determined in accordance with IFRS.

CAUTIONARY STATEMENT RESPECTING THE OFFER

AT THE TIME OF YOUR RECEIPT OF THIS DOCUMENT, GREEN GROWTH MAY NOT HAVE COMMENCED THE OFFER. UPON COMMENCEMENT OF THE OFFER, GREEN GROWTH WILL DELIVER THE TAKE-OVER BID CIRCULAR TO HOLDERS OF APHRIA'S SHARES IN ACCORDANCE WITH APPLICABLE CANADIAN SECURITIES LAWS AND WILL FILE A TAKE-OVER BID CIRCULAR WITH THE SECURITIES COMMISSIONS IN EACH OF THE PROVINCES AND TERRITORIES OF CANADA. THE TAKE-OVER BID CIRCULAR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ IN ITS ENTIRETY BY APHRIA'S SHAREHOLDERS. THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER TO BUY OR INVITATION TO SELL, OTHERWISE ACQUIRE, OR SUBSCRIBE FOR ANY SECURITY. THE OFFER WILL ONLY BE MADE PURSUANT TO A FORMAL OFFER AND TAKE-OVER BID CIRCULAR. THE OFFER WILL NOT BE MADE IN, NOR WILL DEPOSITS OF SECURITIES BE ACCEPTED FROM A PERSON IN, ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, GREEN GROWTH MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT DEEMS NECESSARY TO EXTEND THE OFFER IN ANY SUCH JURISDICTION.

THE CONTEMPLATED CONSUMMATION OF THE CONCURRENT BROKERED FINANCING OF C$300 MILLION DESCRIBED HEREIN, AT A PRICE PER SHARE OF C$7.00, AND THE CONTEMPLATED BACKSTOP COMMITMENT IN THAT REGARD, ARE SUBJECT TO A VARIETY OF CONTINGENCIES AND CONDITIONS, INCLUDING SATISFACTORY COMPLETION OF CUSTOMARY DUE DILIGENCE AS TO BOTH APHRIA AND GREEN GROWTH, AGREEMENT ON MUTUALLY AGREEABLE DEFINITIVE DOCUMENTATION, AND OTHER CUSTOMARY UNDERTAKINGS AND CONDITIONS. NO BINDING COMMITMENT OF ANY KIND HAS YET BEEN MADE IN THIS REGARD, AND READERS SHOULD NOT ASSUME ANY SUCH COMMITMENT WILL BE MADE UNLESS AND UNTIL REFLECTED IN A BINDING INSTRUMENT AGREED BY THE CONTEMPLATED FUNDING SOURCES, WHICH CANNOT AND SHOULD NOT BE ASSUMED OR ASSURED.

CAUTIONARY NOTE REGARDING UNITED STATES SECURITIES LAWS

THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. ANY SECURITIES OF GREEN GROWTH BRANDS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, "U.S. PERSONS," AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

3

AMERICAN BATH VICTORIA’S EAGLE AND DSW SECRET OUTFITTERS BODY WORKS 4AMERICAN BATH VICTORIA’S EAGLE AND DSW SECRET OUTFITTERS BODY WORKS 4

Peter Horvath CEO

Prior Roles:Chairman, CEO, CFO, COO

Companies: American Eagle Outfitters, DSW, L Brands (Victoria's Secret), Mission Essential

Ed Kistner CAO

Prior Roles: EVP Merchandise Planning and Operations, SVP Merchandise Planning, VP of Finance

Companies: DSW, L Brands (Victoria's Secret)

Kellie Wurtzman CSO

Prior Roles: SVP Stores & Operations, VP Store Operations, VP Head of Stores, District Sales Manager

Companies: Luxottica Retail, L Brands (Victoria's Secret), Virgin Entertainment

Scott Razek CMO

Prior Roles: CMO, Creative Director, VP Creative, VP Marketing, Director of Marketing

Companies: Bath & Body Works, L Brands (Victoria's Secret), The Limited Stores, American Eagle Outfitters, Pillar Technologies



5

Andrew Jolley | Chief Growth Officer
Prior Roles: Owner, President

Companies: Nevada Organic Remedies, Nevada Dispensary Association

Kent Kiffner | General Counsel
Expertise: Regulatory compliance, contract capture, litigation and risk management

Companies: Mission Essential, US Dept. of Justice

Fritz Hoefer | Chief Merchant
Expertise: Creating and sourcing innovative consumer products from concept to market

Companies: L Brands (Victoria's Secret), Avon Products, Burt's Bees, L'Oreal Paris, Dove, Lancôme, Unilever, Crabtree & Evelyn, Abercrombie & Fitch, Johnson & Johnson, Bath & Body Works

Kevin Wadhams | Director of Sourcing
Expertise: Sourcing and vendor qualifications, production, regulatory requirements, QA testing, shipping, sampling, costing and delivery

Companies: Bath & Body Works, Unilever

Tobin Anderson | GM Brand and Product Development
Expertise: Merchandising, product development, branding and design

Companies: Alex and Ani, C. Wonder, Yankee Candle Company, Sally Beauty, LensCrafters, Crabtree & Evelyn, Bath & Body Works

Patrick Peters | Sales Manager
Expertise: Go-to-market strategies and execution, brand and strategies, organizational effectiveness

Companies: Unilever

Marc La Vorgna | Chief Political Advisor
Prior Roles: Press Secretary, Assistant Director Media Relations

Experience: Mayor Mike Bloomberg, Obama for America, New York and New Jersey Port Authority, Congressman Bill Pascrell

6

Two Booming Markets.
One Massive Opportunity.

Cannabis Retail Goods

- Capital Intensive
- High EBITDA
- Funds Constrained by the State
- Harsh Federal Tax 280E
- $12B → $40B in Five Years*

→ Dispensaries
→ Wholesale
→ E-commerce

*Expectation based on Ackrell Capital: 2018 Cannabis Investment Report

CBD Personal Care

- G&A Intensive
- High EBITDA
- Free-Flowing Funds
- Normal Tax Rate
- $200M → $22B in Five Years*

→ Kiosks
→ Wholesale
→ E-commerce

*Expectation based on Brightfield Group research reports

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Access to Access to 8 Access to Strategic Investor Partners.Access to Access to 8 Access to Strategic Investor Partners.

US CANNABIS MARKET us cannabis market : sales (in billions usd ) 40 40 In the next 5 years, the industry is 35 ~$28 Billion expected to 30 generate over 25 $28 billion of new 20 revenue from an estimated 14 million 15 12 new customers. 10 5 0 2017 2018E 2019E 2020E 2021E 2022E 2023E Ackrell Capital: 2018 Cannabis Investment Report 9US CANNABIS MARKET us cannabis market : sales (in billions usd ) 40 40 In the next 5 years, the industry is 35 ~$28 Billion expected to 30 generate over 25 $28 billion of new 20 revenue from an estimated 14 million 15 12 new customers. 10 5 0 2017 2018E 2019E 2020E 2021E 2022E 2023E Ackrell Capital: 2018 Cannabis Investment Report 9

Skate where the puck is going. We know our current customer – 10Skate where the puck is going. We know our current customer – 10

CURRENT LANDSCAPE Only 28% of consumers Retail has changed trust national brands. (and will continue MILLENNIALS & CENTENNIALS 51% think all news is to change). Drinking is down 28%. Mobile is essential. We expect at least 50% of transactions to happen on a smart phone, Spending 17% more on self-care. whether click and collect or delivery (where legally permissable). Spending 24% more on food. Digital will drive first impressions. Localization is by neighborhood, Instagram will be a primary way that most customers will learn about and interact with us. not city or state. Sustainability is more than a Exceptional store experiences create loyalty. Instagram-able interiors are part We know that the stickiest customers come from in-store experiences. of a remarkable experience. 11CURRENT LANDSCAPE Only 28% of consumers Retail has changed trust national brands. (and will continue MILLENNIALS & CENTENNIALS 51% think all news is to change). Drinking is down 28%. Mobile is essential. We expect at least 50% of transactions to happen on a smart phone, Spending 17% more on self-care. whether click and collect or delivery (where legally permissable). Spending 24% more on food. Digital will drive first impressions. Localization is by neighborhood, Instagram will be a primary way that most customers will learn about and interact with us. not city or state. Sustainability is more than a Exceptional store experiences create loyalty. Instagram-able interiors are part We know that the stickiest customers come from in-store experiences. of a remarkable experience. 11

ASSORTMENT ARCHITECTURE Intentional Store Navigation Our Approach The Results Narrow + Deep Always In-Stock Assortment Consumer Store Related Selling + Exploration Tier Migration Associate Ease of Higher Average Understanding Spend 12ASSORTMENT ARCHITECTURE Intentional Store Navigation Our Approach The Results Narrow + Deep Always In-Stock Assortment Consumer Store Related Selling + Exploration Tier Migration Associate Ease of Higher Average Understanding Spend 12

OUR FAVORITE EXISTING CUSTOMER EXPERIENCE The top 100 $17 Million cannabis stores are * annual trailing revenue all underperforming their market potential. transactions PER D AY Then there’s >20% $14k PRODUCTIVITY EBITDA What we saw made us want to own it. In addition to being one of the ** per sq. ft. most productive stores we’ve ever seen, The Source leads in customer MARGIN experience due to its meticulous layout, efficient operation and incredibly knowledgeable and friendly staff. PLANTING THE SEEDS, SCALE FAST. *net sales after taxes + discounts **trailing 12 month revenue / 1,200 selling square feet 13OUR FAVORITE EXISTING CUSTOMER EXPERIENCE The top 100 $17 Million cannabis stores are * annual trailing revenue all underperforming their market potential. transactions PER D AY Then there’s >20% $14k PRODUCTIVITY EBITDA What we saw made us want to own it. In addition to being one of the ** per sq. ft. most productive stores we’ve ever seen, The Source leads in customer MARGIN experience due to its meticulous layout, efficient operation and incredibly knowledgeable and friendly staff. PLANTING THE SEEDS, SCALE FAST. *net sales after taxes + discounts **trailing 12 month revenue / 1,200 selling square feet 13

The Flower Shop 14 THE SOURCE.The Flower Shop 14 THE SOURCE.

Cannabis Dispensaries (Excludes Cultivation)

2021 Revenue of $439M across 37 stores with EBITDA rate of 26%

OPPORTUNITY OVERVIEW

- Own and operate The+Source (Las Vegas) and own an irrevocable option for The+Source (Henderson)
- Own license for three Massachusetts dispensaries acquired via Just Healthy (plans for Northampton and Cambridge, MA locations underway)
- Awarded seven additional dispensary licenses by Nevada, for greater Las Vegas and Reno (first of new Nevada dispensaries to open in Q2, 2019)
- Retail locations offer an exceptional customer experience, resulting in optimized sales per selling square foot and high transaction frequency
- Stores to be branded Camp, Meri +Jayne, Green Lily and other Green Growth Brands concepts, based on neighborhood and location
- NOTE: Two Nevada cultivation facilities (Las Vegas and Pahrump) and one Massachusetts cultivation facility license (acquired via Just Healthy) revenues and EBITDA are not included in the chart below

FINANCIAL IMPACT

(US$)

Cannabis Stores	2019E	2020E	2021E
Total Stores at Year End	17	27	37
Total Revenue	$101,087,136	$312,516,119	$438,891,925
Total EBITDA	$27,486,462	$83,316,933	$115,170,279
EBITDA Margin	27%	27%	26%
Per Store Metrics	**2019E**	**2020E**	**2021E**
Buildout Capex per Store	$1,000,000	$1,000,000	$1,000,000
Avg. Selling Sq. Ft. per Store	1,200	1,200	1,200
Annual Sales per Sq. Ft.	$12,138	$11,266	$11,315
Annualized Sales per Store	$14,566,729	$13,519,116	$13,578,160
EBITDA Margin	27%	26%	26%
Annualized EBITDA per Store	$3,932,321	$3,571,923	$3,541,764

CAMP

SEVEN7H SENSE BOTANICAL THERAPY

Meri + Jayne

green lily

EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain on sale of intellectual property, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on convertible notes receivable, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.

15

THE CANNABIDIOL (CBD) MARKET cbd market : sales (in billions ) 30B From $200 million in 2017, expected to grow to over 22b 20B 18b $22 billion by 2022. 11b 10B 5b 500m 200m 0 2017 2018E 2019E 2020E 2021E 2022E Expectation based on Brightfield Group research reports 16THE CANNABIDIOL (CBD) MARKET cbd market : sales (in billions ) 30B From $200 million in 2017, expected to grow to over 22b 20B 18b $22 billion by 2022. 11b 10B 5b 500m 200m 0 2017 2018E 2019E 2020E 2021E 2022E Expectation based on Brightfield Group research reports 16

Mall Kiosks

2021 REVENUE OF $120M ACROSS 450 MALL KIOSKS WITH EBITDA RATE OF 32%

OPPORTUNITY OVERVIEW

- Open 450 CBD focused kiosks in prime mall locations
- Prime locations located within high-traffic, desirable sections of the mall (i.e. near Apple, Tesla, etc.)
- Partnering with property groups that own, manage and develop premier shopping, dining, entertainment and mixed-used destinations

FINANCIAL IMPACT

(US$)

Kiosks	2019E	2020E	2021E
Total Kiosks at Year End	302	450	450
Total Revenue	$30,000,000	$100,000,000	$120,000,000
Total EBITDA	$9,720,000	$32,400,000	$38,880,000
EBITDA Margin	32%	32%	32%
Per Kiosk Metrics	**2019E**	**2020E**	**2021E**
Buildout Capex per Store	$150,000	$150,000	$150,000
Selling Sq. Ft. per Store	183	183	183
Annual Sales per Sq. Ft	$1,250	$1,265	$1,460
Annual Sales per Kiosk	$228,270	$230,988	$266,667
EBITDA Margin	32%	32%	32%
EBITDA per Kiosk	$73,960	$74,840	$86,400



EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain on sale of intellectual property, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on convertible notes receivable, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.

17

E-Commerce

Every dollar in revenue from CBD retail should translate into a dollar of revenue in e-commerce

OPPORTUNITY OVERVIEW

- E-commerce will be our biggest revenue and EBITDA store
- E-commerce sites retailing our selection of CBD products, allowing consumers to browse and shop online
- Our Pro Forma assumes 35% of all CBD orders to be placed through site
- Will support additional purchases after initial purchases from brick and mortar channels
- Seventh Sense website launch scheduled for early February 2019

FINANCIAL IMPACT

(US$)

CBD	2019E	2020E	2021E
Annual E-com Revenue	$15,000,000	$70,000,000	$84,000,000
Total EBITDA	$5,400,000	$25,200,000	$30,240,000
EBITDA Margin	36%	36%	36%

EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain on sale of intellectual property, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on convertible notes receivable, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.



18

Retail Partnerships

2021 REVENUE OF $41M ACROSS 1,000 STORES WITH EBITDA RATE OF 40%

OPPORTUNITY OVERVIEW

- Partnering with retailers that have global and North American footprints to sell CBD personal care products
- The recent passing of the updated Farm Bill (replacing The Agricultural Act of 2014) included the declassification of hemp as a controlled substance and opens the door for the retail sale of CBD products
- Partnership allows for accesss to most valuable demographic of millennials
- Retailer A generated US$3.8 billion in net sales in FY2017 and operates more than 1,000 stores
- Retailer B generated US$2.8 billion in net sales through its retail network in FY2017 and operates more than 500 stores

RETAILER A: FINANCIAL IMPACT

(US$)

Retailer A	2019E	2020E	2021E
Total Stores at Year End	500	500	500
Total Revenue	$4,815,000	$15,000,000	$20,626,419
Total EBITDA	$1,733,400	$5,700,000	$8,250,568
EBITDA Margin	36%	38%	40%
Per Store Metrics	2019E	2020E	2021E
Average SKUs per Store	50	119	155
Units per SKU per Store	12	12	12
Min. Inventory per SKU	7	7	7
Avg. Wholesale Unit Price	$6.00	$6.30	$6.90
% of Inventory Sold Weekly	7.0%	7.0%	7.0%
Digital Sales % of Shelf Sales	33.4%	33.4%	33.4%

RETAILER B: FINANCIAL IMPACT

(US$)

Retailer B	2019E	2020E	2021E
Total Stores at Year End	500	500	500
Total Revenue	$5,529,000	$15,000,000	$20,000,000
Total EBITDA	$1,990,440	$5,700,000	$8,000,000
EBITDA Margin	36%	36%	40%
Per Store Metrics	2019E	2020E	2021E
Average SKUs per Store	50	125	132
Units per SKU per Store	12	12	12
Min. Inventory per SKU	7	7	7
Avg. Wholesale Unit Price	$6.00	$6.00	$6.90
% of Inventory Sold Weekly	8.0%	8.0%	8.0%
Digital Sales % of Shelf Sales	33.4%	33.4%	33.4%

EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain on sale of intellectual property, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on convertible notes receivable, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.

19

Expectations MASS Market appeal at 1/3 the price of competition Seventh Sense product is selling through at THREE times typical performance of personal care products Product sold out in FOUR weeks Top performers: Muscle Balm, Foot Cream, Body Lotion and Lip Balm Never before seen brand. Zero marketing beyond point of sale. 20Expectations MASS Market appeal at 1/3 the price of competition Seventh Sense product is selling through at THREE times typical performance of personal care products Product sold out in FOUR weeks Top performers: Muscle Balm, Foot Cream, Body Lotion and Lip Balm Never before seen brand. Zero marketing beyond point of sale. 20 ggb summary 000,000s USD FINANCIALS Geranium Financial Forecast – Organic Growth Only • 2021 revenue, excluding license capture, of $563M with EBITDA rate of 26% z If we limit our pro-forma to organic growth only, Geranium is projected to grow • 2021 revenue, with additional license capture, of $784M with EBITDA rate of 26% to generate over $200 million in EBITDA in 2021 Segmented Forecast Trailing 12 2019 (proj) 2020 (proj) 2021 (proj) (US$ millions) Stores/ Stores/ Pro forma Cult Cult Sales Sales EBITDA Sales EBITDA Sales EBITDA Cannabis financials 2 / 1 2 / 1 Nevada existing $39.4 $48 $15 $50 $15 $52 $16 0 / 1 Pahrump - 18 7 43 17 43 17 7 / 0 New Nevada Licenses - 38 10 112 31 118 32 3 / 1 New Massachusetts - 21 7 95 32 98 33 CBD / Personal Care 302 Kiosks - 30 10 100 32 120 39 4 Web - 15 5 70 25 84 30 5 Stores - 31 52 52 500 Retailer B - 6 2 15 6 20 8 500 Retailer A - 5 2 15 6 21 8 Total G G B (current assets + G&A) $184 $22 $507 $128 $563 $146 Total G G B (current assets + capture + G&A) $196 $25 $612 $154 $784 $201 C$ Total GGB (current assets + capture + G&A) $267 $34 $831 $210 $1065 $273 % Change from Street Consensus Estimates 89% 3% 88% 103% 35% 50% (1) Capture assumes 5 licenses (through application) in 2019, 10 in 2020, 10 in 2021. Source: Company Disclosure (2) EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share- based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus im- To us there are no foreign markets.™ Page 5 pairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain on sale of intellectual property, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on convertible notes receivable, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations. 21ggb summary 000,000s USD FINANCIALS Geranium Financial Forecast – Organic Growth Only • 2021 revenue, excluding license capture, of $563M with EBITDA rate of 26% z If we limit our pro-forma to organic growth only, Geranium is projected to grow • 2021 revenue, with additional license capture, of $784M with EBITDA rate of 26% to generate over $200 million in EBITDA in 2021 Segmented Forecast Trailing 12 2019 (proj) 2020 (proj) 2021 (proj) (US$ millions) Stores/ Stores/ Pro forma Cult Cult Sales Sales EBITDA Sales EBITDA Sales EBITDA Cannabis financials 2 / 1 2 / 1 Nevada existing $39.4 $48 $15 $50 $15 $52 $16 0 / 1 Pahrump - 18 7 43 17 43 17 7 / 0 New Nevada Licenses - 38 10 112 31 118 32 3 / 1 New Massachusetts - 21 7 95 32 98 33 CBD / Personal Care 302 Kiosks - 30 10 100 32 120 39 4 Web - 15 5 70 25 84 30 5 Stores - 31 52 52 500 Retailer B - 6 2 15 6 20 8 500 Retailer A - 5 2 15 6 21 8 Total G G B (current assets + G&A) $184 $22 $507 $128 $563 $146 Total G G B (current assets + capture + G&A) $196 $25 $612 $154 $784 $201 C$ Total GGB (current assets + capture + G&A) $267 $34 $831 $210 $1065 $273 % Change from Street Consensus Estimates 89% 3% 88% 103% 35% 50% (1) Capture assumes 5 licenses (through application) in 2019, 10 in 2020, 10 in 2021. Source: Company Disclosure (2) EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share- based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus im- To us there are no foreign markets.™ Page 5 pairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain on sale of intellectual property, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on convertible notes receivable, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations. 21

Proposed Combination Transaction With Aphria 22Proposed Combination Transaction With Aphria 22

Key Terms of Proposed Combination Transaction With Aphria

EXCHANGE RATIO/ CONSIDERATION

- 100% share consideration
- Shareholders of Aphria would be entitled to receive 1.5714 GGB common shares for each Aphria share held
- GGB to acquire the outstanding shares of Aphria at a per share value of CAD$11.00 based on a GGB per share value of CAD $7.00

PREMIUM

- Offer price represents a premium of 45.5% over Aphria's closing price of CAD$7.56 on the TSX on December 24, 2018 (the last trading day before the company announced its intention to make the offer), based on a GGB per share value of CAD $7.00
- 46.0% premium to Aphria's 10-day VWAP on the TSX as at December 24, 2018 close of CAD$7.5328

GGB FINANCING

- GGB will complete a concurrent brokered financing of CAD$300 million, at a price per share of CAD$7.00, to both illustrate the confidence in the value of the consideration under the combination and to fund business growth of the combined entity
- Certain existing GGB shareholders have committed to backstop the entire CAD$300 million financing

PRO FORMA OWNERSHIP

- ~60% Aphria; ~34% GGB; ~6% financing subscribers

SHAREHOLDER SUPPORT / LOCK-UPS

- GGB believes it already has support for the proposed transaction of Aphria shareholders holding approximately 10% of the outstanding shares
- GGB has also acquired a meaningful position in Aphria

23

Creates an Unparalleled North American Player with Canadian and U.S. Operations • Aphria has a large market position in Canada and supply agreements with all provinces and the Yukon Territory, as well as strong strategic partnerships establishing wholesale supply agreements • GGB operates vertically integrated cannabis operations including cultivation, manufacturing and retail assets in Nevada, in addition to recently being awarded seven incremental retail cannabis dispensary licenses GGB + • Together, the pro forma company will have a strong foundation, extensive retail relationships and infrastructure to capture significant future growth as international markets evolve Aphria: Increases Scale and Footprint, While Creating the Preeminent U.S. Consolidator Strategic • The combined company will be the largest U.S. operator by market capitalization, the largest North American cannabis operator, and the only North American operator at significant scale Rationale • Benefits of scale are evident in both Canada and the U.S. when examining comparable company trading metrics • Given the pro forma company’s increased size, both Aphria and GGB shareholders are expected to benefit from a trading multiple expansion Combines Aphria’s Cultivation and Production Capacity with GGB’s Retail Strength • The combined company will marry Aphria’s low-cost cultivation and near-term production capacity with GGB’s vast retail know-how to capture market share while maintaining lean margins • Aphria’s current cash cost per gram is $1.30 and is expected to further decrease to C$0.95 per gram with projected annual capacity of over 250,000 kg by early 2019 • GGB’s strong management team has a proven track record of delivering at the retail level and is already operating a best-in-class dispensary in Las Vegas. GGB was also recently awarded seven incremental retail cannabis dispensary licenses in Nevada Poised to Benefit from Transformational Cannabis-Related Regulatory Changes in the World’s Largest Cannabis Market • GGB will soon be rolling out a consumer-focused line of CBD products, including topicals and balms, and is working with six different large developers who represent a vast network of malls in the U.S., to launch over 450 mall kiosks in prime locations • GGB is well-positioned to benefit from further pro-cannabis U.S. regulation Unites Best-in-Class Management Teams: Aphria’s Pharmaceutical and Greenhouse Operational Experience and GGB’s Proven Retail Expertise • Aphria’s team is comprised of greenhouse industry veterans and proven operators of large pharma companies • GGB’s CEO held senior positions at a number of well-known retailers, including Designer Shoe Warehouse Inc. and L Brands (Victoria’s Secret) 24 24Creates an Unparalleled North American Player with Canadian and U.S. Operations • Aphria has a large market position in Canada and supply agreements with all provinces and the Yukon Territory, as well as strong strategic partnerships establishing wholesale supply agreements • GGB operates vertically integrated cannabis operations including cultivation, manufacturing and retail assets in Nevada, in addition to recently being awarded seven incremental retail cannabis dispensary licenses GGB + • Together, the pro forma company will have a strong foundation, extensive retail relationships and infrastructure to capture significant future growth as international markets evolve Aphria: Increases Scale and Footprint, While Creating the Preeminent U.S. Consolidator Strategic • The combined company will be the largest U.S. operator by market capitalization, the largest North American cannabis operator, and the only North American operator at significant scale Rationale • Benefits of scale are evident in both Canada and the U.S. when examining comparable company trading metrics • Given the pro forma company’s increased size, both Aphria and GGB shareholders are expected to benefit from a trading multiple expansion Combines Aphria’s Cultivation and Production Capacity with GGB’s Retail Strength • The combined company will marry Aphria’s low-cost cultivation and near-term production capacity with GGB’s vast retail know-how to capture market share while maintaining lean margins • Aphria’s current cash cost per gram is $1.30 and is expected to further decrease to C$0.95 per gram with projected annual capacity of over 250,000 kg by early 2019 • GGB’s strong management team has a proven track record of delivering at the retail level and is already operating a best-in-class dispensary in Las Vegas. GGB was also recently awarded seven incremental retail cannabis dispensary licenses in Nevada Poised to Benefit from Transformational Cannabis-Related Regulatory Changes in the World’s Largest Cannabis Market • GGB will soon be rolling out a consumer-focused line of CBD products, including topicals and balms, and is working with six different large developers who represent a vast network of malls in the U.S., to launch over 450 mall kiosks in prime locations • GGB is well-positioned to benefit from further pro-cannabis U.S. regulation Unites Best-in-Class Management Teams: Aphria’s Pharmaceutical and Greenhouse Operational Experience and GGB’s Proven Retail Expertise • Aphria’s team is comprised of greenhouse industry veterans and proven operators of large pharma companies • GGB’s CEO held senior positions at a number of well-known retailers, including Designer Shoe Warehouse Inc. and L Brands (Victoria’s Secret) 24 24

GGB + Aphria: North American Presence 1. Aphria owns 51% of Aphria Diamond, with all production from the facility to be sold to Aphria at an agreed upon transfer price 2. 300,000 sq. ft. operational 3. 26,000 sq. ft. operational and 18,000 sq. ft. expansion to be completed soon Source: Public disclosure 25GGB + Aphria: North American Presence 1. Aphria owns 51% of Aphria Diamond, with all production from the facility to be sold to Aphria at an agreed upon transfer price 2. 300,000 sq. ft. operational 3. 26,000 sq. ft. operational and 18,000 sq. ft. expansion to be completed soon Source: Public disclosure 25

GGB + Aphria: Pro Forma Market Capitalization 1. Assumes $300 million financing is completed and pro forma company trades in-line with U.S. operators > $1 billion at 8.7x 2020E EBITDA (or North American operators >$300 million at 9.6x 2020E EBITDA) Source: Company Filings, Capital IQ, Public Disclosure, as at December 24, 2018 Note: Analyst consensus estimates, aside from GGB, which are management estimates Note: Adjusted for subsequent events from most recent filings Note: Adjusted average excludes outliers 26GGB + Aphria: Pro Forma Market Capitalization 1. Assumes $300 million financing is completed and pro forma company trades in-line with U.S. operators > $1 billion at 8.7x 2020E EBITDA (or North American operators >$300 million at 9.6x 2020E EBITDA) Source: Company Filings, Capital IQ, Public Disclosure, as at December 24, 2018 Note: Analyst consensus estimates, aside from GGB, which are management estimates Note: Adjusted for subsequent events from most recent filings Note: Adjusted average excludes outliers 26

Illustrative Pro Forma Share Price Implied Implied 1. Assumes that financing subscribers will own ~6% pro forma the business combination Note: Analyst consensus estimates, aside from GGB, which are management estimates Note: Adjusted for subsequent events from most recent filings Note: Adjusted average excludes outliers Source: Company Filings, Capital IQ, Public Disclosure, as at December 24, 2018 27Illustrative Pro Forma Share Price Implied Implied 1. Assumes that financing subscribers will own ~6% pro forma the business combination Note: Analyst consensus estimates, aside from GGB, which are management estimates Note: Adjusted for subsequent events from most recent filings Note: Adjusted average excludes outliers Source: Company Filings, Capital IQ, Public Disclosure, as at December 24, 2018 27

U.S. Public Cannabis Comparable Companies U.S. Licensed Operators TEV / Revenue TEV/EBITDA Revenue CAGR U.S. Public (C$ millions, except per share amounts) Mkt. Cap TEV CY19E CY20E CY21E CY19E CY20E CY21E Curaleaf $2,772 $2,367 5. 7x 2. 9x na 14.7x 5. 9x na MedMen $2,617 $2,642 5. 4x 2. 9x 1.8x 85.5x 10.7x 6. 0x Cannabis Acreage $2,227 $1,731 4.4x na na 17. 7x na na Cresco Labs $2,104 $1,852 4. 5x 2.6x na 13. 6x 6.6x na GTI $1,902 $1,859 6.5x 2. 9x na 21. 4x 6. 8x na Comparable Harvest $1,692 $1,487 4.7x 1. 9x 1. 9x 18. 8x 4.9x 4. 7x iAnthus $1,595 $1,575 5.1x 2.6x na neg 20. 4x na Companies Charlotte's Web $1,301 $1,194 5.2x 3. 0x 0. 9x 14. 9x 8. 9x 3. 1x Trulieve $1,043 $1,022 3. 2x 2.5x 2.2x 7.6x 5. 6x 5.3x GGB $911 $916 3.4x 1.1x 0.9x 27. 2x 4. 4x 3. 4x Origin House $348 $292 1.7x 1.0x 0. 8x 11.7x 5. 2x 3. 9x Liberty Health $289 $278 3. 7x 1. 7x 1.3x 18.3x 4.8x 3. 5x MJardin $206 $284 1.8x 0.9x na 4.7x 1.9x na Planet 13 $165 $119 0.7x na na 2.2x na na Sunniva $108 $94 0. 4x 0.2x 0. 2x 1.9x 0. 7x 0. 6x 1933 Industries $80 $79 2.2x na na 11. 2x na na Golden Leaf $66 $79 0. 8x 0. 6x na 2. 5x 1. 7x na Straight Average 3.5x 1. 9x 1. 2x 17. 1x 6. 3x 3. 8x Adjusted Average 3.8x 2.0x 1.2x 12. 6x 5. 6x 4.0x > $1B Adjusted Average 5. 0x 2.7x 1.7x 24. 3x 8. 7x 4. 8x < $1B Adjusted Average 1.8x 0. 9x 0. 8x 10. 0x 3.1x 2.8x Note: Adjusted for subsequent events from most recent filings Note: Adjusted average excludes outliers Note: Analyst consensus estimates, aside from GGB, which are management estimates Note: Adjusted for subsequent events from most recent filings Source: Company Filings, Capital IQ, Public Disclosure, as at December 24, 2018 Note: Adjusted average excludes outliers Note: Analyst consensus estimates, aside from GGB, which are management estimates Source: Company Filings, Capital IQ, Public Disclosure, as at December 24, 2018 To us there are no foreign markets.™ Page 1 28U.S. Public Cannabis Comparable Companies U.S. Licensed Operators TEV / Revenue TEV/EBITDA Revenue CAGR U.S. Public (C$ millions, except per share amounts) Mkt. Cap TEV CY19E CY20E CY21E CY19E CY20E CY21E Curaleaf $2,772 $2,367 5. 7x 2. 9x na 14.7x 5. 9x na MedMen $2,617 $2,642 5. 4x 2. 9x 1.8x 85.5x 10.7x 6. 0x Cannabis Acreage $2,227 $1,731 4.4x na na 17. 7x na na Cresco Labs $2,104 $1,852 4. 5x 2.6x na 13. 6x 6.6x na GTI $1,902 $1,859 6.5x 2. 9x na 21. 4x 6. 8x na Comparable Harvest $1,692 $1,487 4.7x 1. 9x 1. 9x 18. 8x 4.9x 4. 7x iAnthus $1,595 $1,575 5.1x 2.6x na neg 20. 4x na Companies Charlotte's Web $1,301 $1,194 5.2x 3. 0x 0. 9x 14. 9x 8. 9x 3. 1x Trulieve $1,043 $1,022 3. 2x 2.5x 2.2x 7.6x 5. 6x 5.3x GGB $911 $916 3.4x 1.1x 0.9x 27. 2x 4. 4x 3. 4x Origin House $348 $292 1.7x 1.0x 0. 8x 11.7x 5. 2x 3. 9x Liberty Health $289 $278 3. 7x 1. 7x 1.3x 18.3x 4.8x 3. 5x MJardin $206 $284 1.8x 0.9x na 4.7x 1.9x na Planet 13 $165 $119 0.7x na na 2.2x na na Sunniva $108 $94 0. 4x 0.2x 0. 2x 1.9x 0. 7x 0. 6x 1933 Industries $80 $79 2.2x na na 11. 2x na na Golden Leaf $66 $79 0. 8x 0. 6x na 2. 5x 1. 7x na Straight Average 3.5x 1. 9x 1. 2x 17. 1x 6. 3x 3. 8x Adjusted Average 3.8x 2.0x 1.2x 12. 6x 5. 6x 4.0x > $1B Adjusted Average 5. 0x 2.7x 1.7x 24. 3x 8. 7x 4. 8x < $1B Adjusted Average 1.8x 0. 9x 0. 8x 10. 0x 3.1x 2.8x Note: Adjusted for subsequent events from most recent filings Note: Adjusted average excludes outliers Note: Analyst consensus estimates, aside from GGB, which are management estimates Note: Adjusted for subsequent events from most recent filings Source: Company Filings, Capital IQ, Public Disclosure, as at December 24, 2018 Note: Adjusted average excludes outliers Note: Analyst consensus estimates, aside from GGB, which are management estimates Source: Company Filings, Capital IQ, Public Disclosure, as at December 24, 2018 To us there are no foreign markets.™ Page 1 28

Canadian Public Cannabis Comparable Companies TEV / Revenue TEV/EBITDA Revenue CAGR Canadian Licensed Producers (C$ millions, except per share amounts) Mkt. Cap TEV CY19E CY20E CY21E CY19E CY20E CY21E Canadian Canopy Growth $12,773 $9,097 13. 8x 7. 6x 4.8x 78. 4x 28.5x 15. 9x Tilray $9,743 $9,710 53. 2x 24.2x 14. 4x nmf nmf 42. 5x Aurora $6,906 $6,817 11. 0x 6. 1x 4.4x 28. 2x 16.4x na Public Cronos Group $4,729 $2,316 19. 3x 9.2x 5. 2x 55. 9x 24.6x 15.5x Aphria $1,909 $1,433 3. 3x 1.7x 0. 9x 11.4x 5. 7x 3.2x Hexo $873 $701 4.6x 2.4x 1. 6x 33. 0x 9.7x 7.5x Cannabis CannTrust $713 $640 3.6x 2.2x 1. 7x 12. 3x 6.6x 4.9x TGOD $636 $365 1.0x 0.6x na 7. 9x 2. 6x 2. 2x OrganiGram $572 $546 3. 4x 2. 1x 1. 6x 12. 2x 5.5x na Comparable Supreme $378 $397 3.4x 2. 1x na 10. 0x 6.0x na Flowr $351 $317 16. 4x 2. 3x na neg 6. 9x na Emerald Health $328 $277 na 2.2x na na na 3.8x Companies Wayland Group $287 $251 2.0x 1. 9x na 16. 2x 5. 8x 7.2x Village Farms $213 $230 1.0x 1.0x na 6. 6x 4. 6x na VIVO $178 $168 5. 1x 2.1x 0.4x 69.9x 3. 1x 1. 1x Valens $133 $93 1.6x na na 3. 6x na na WeedMD $117 $81 1.2x 0.6x na 4.7x 1.9x 1.7x Invictus MD $104 $90 1. 3x 1.4x 1. 2x 4.0x na na Delta 9 Cannabis $84 $61 0.6x 0.3x 0. 4x 2.6x 1. 9x 2. 1x Harvest One $69 $20 0.3x na na 1. 0x na na Beleave $32 $36 0.8x 0. 3x 0. 2x neg 4. 2x 1. 2x Indiva $28 $14 0.7x 0.2x na neg 0. 7x na Straight Average 7. 0x 3. 5x 3.1x 21.1x 7.9x 8. 4x Adjusted Average 4. 0x 2.1x 2.0x 11. 0x 4.6x 5. 5x Big 4 Adjusted Average 14.7x 7.6x 4. 8x 67. 2x 26. 5x 15. 7x $250 - $2,000 Adjusted Average 3.0x 2. 1x 1.6x 10.8x 6.1x 4. 0x Other Canadian Adjusted Average 1. 0x 0. 6x 0.3x 3.8x 2. 7x 1. 3x N.A. > $300M Adjusted Average 8. 3x 3. 9x 3. 1x 25. 4x 9. 6x 8.7x Note: Adjusted for subsequent events from most recent filings Note: Adjusted average excludes outliers Note: Analyst consensus estimates, aside from GGB, which are management estimates SNot ource: Ce: A ompany djust Filings, Caed for subsequent event pital IQ, Public Disclosure, as at December 24, 2018 s from most recent filings Note: Adjusted average excludes outliers To us there are no foreign markets.™ Page 2 Note: Analyst consensus estimates, aside from GGB, which are management estimates Source: Company Filings, Capital IQ, Public Disclosure, as at December 24, 2018 29Canadian Public Cannabis Comparable Companies TEV / Revenue TEV/EBITDA Revenue CAGR Canadian Licensed Producers (C$ millions, except per share amounts) Mkt. Cap TEV CY19E CY20E CY21E CY19E CY20E CY21E Canadian Canopy Growth $12,773 $9,097 13. 8x 7. 6x 4.8x 78. 4x 28.5x 15. 9x Tilray $9,743 $9,710 53. 2x 24.2x 14. 4x nmf nmf 42. 5x Aurora $6,906 $6,817 11. 0x 6. 1x 4.4x 28. 2x 16.4x na Public Cronos Group $4,729 $2,316 19. 3x 9.2x 5. 2x 55. 9x 24.6x 15.5x Aphria $1,909 $1,433 3. 3x 1.7x 0. 9x 11.4x 5. 7x 3.2x Hexo $873 $701 4.6x 2.4x 1. 6x 33. 0x 9.7x 7.5x Cannabis CannTrust $713 $640 3.6x 2.2x 1. 7x 12. 3x 6.6x 4.9x TGOD $636 $365 1.0x 0.6x na 7. 9x 2. 6x 2. 2x OrganiGram $572 $546 3. 4x 2. 1x 1. 6x 12. 2x 5.5x na Comparable Supreme $378 $397 3.4x 2. 1x na 10. 0x 6.0x na Flowr $351 $317 16. 4x 2. 3x na neg 6. 9x na Emerald Health $328 $277 na 2.2x na na na 3.8x Companies Wayland Group $287 $251 2.0x 1. 9x na 16. 2x 5. 8x 7.2x Village Farms $213 $230 1.0x 1.0x na 6. 6x 4. 6x na VIVO $178 $168 5. 1x 2.1x 0.4x 69.9x 3. 1x 1. 1x Valens $133 $93 1.6x na na 3. 6x na na WeedMD $117 $81 1.2x 0.6x na 4.7x 1.9x 1.7x Invictus MD $104 $90 1. 3x 1.4x 1. 2x 4.0x na na Delta 9 Cannabis $84 $61 0.6x 0.3x 0. 4x 2.6x 1. 9x 2. 1x Harvest One $69 $20 0.3x na na 1. 0x na na Beleave $32 $36 0.8x 0. 3x 0. 2x neg 4. 2x 1. 2x Indiva $28 $14 0.7x 0.2x na neg 0. 7x na Straight Average 7. 0x 3. 5x 3.1x 21.1x 7.9x 8. 4x Adjusted Average 4. 0x 2.1x 2.0x 11. 0x 4.6x 5. 5x Big 4 Adjusted Average 14.7x 7.6x 4. 8x 67. 2x 26. 5x 15. 7x $250 - $2,000 Adjusted Average 3.0x 2. 1x 1.6x 10.8x 6.1x 4. 0x Other Canadian Adjusted Average 1. 0x 0. 6x 0.3x 3.8x 2. 7x 1. 3x N.A. > $300M Adjusted Average 8. 3x 3. 9x 3. 1x 25. 4x 9. 6x 8.7x Note: Adjusted for subsequent events from most recent filings Note: Adjusted average excludes outliers Note: Analyst consensus estimates, aside from GGB, which are management estimates SNot ource: Ce: A ompany djust Filings, Caed for subsequent event pital IQ, Public Disclosure, as at December 24, 2018 s from most recent filings Note: Adjusted average excludes outliers To us there are no foreign markets.™ Page 2 Note: Analyst consensus estimates, aside from GGB, which are management estimates Source: Company Filings, Capital IQ, Public Disclosure, as at December 24, 2018 29

Present. Connected. Alive. 30Present. Connected. Alive. 30

3131

3232

FRONT FRONT NE201 NE201 IMPRINT AREA: 1.9” X 2.5” COLORWAY: GRAPHITE IMPRINT AREA: 2.5” X 1.1” COLORWAY: WHITE FRONT FRONT PMS 172 PMS 172 white Black NE9FIFTY NEW ERA 201 ADJUSTABLE UNSTRUCTURED CAP NE201 NEW ERA 201 ADJUSTABLE UNSTRUCTURED CAP IMPRINT AREA: 2.5” X 2.171” COLORWAY: STONE FRONT IMPRINT AREA: 2.5” X 5.5” COLORWAY: DARK NAVY PMS 172 FRONT Black PMS 172 White NE403 NE201 NEW ERA 9FIFTY NEW ERA 201 ADJUSTABLE UNSTRUCTURED CAP FLAT BILL SNAPBACK IMPRINT AREA: 2.5” X 5.5” COLORWAY: CAMO/BLACK IMPRINT AREA: 1.9” X 2.5” COLORWAY: GRAPHITE PMS 172 PMS 172 white NEW ERA 403 TRUCKER SNAPBACK NEW ERA 201 ADJUSTABLE UNSTRUCTURED CAP Camp Patches Size: 2.5”x1.5” Pantones Camp Patches Size: 3”x3” Pantones Camp Patches Size: 3”x3” Pantones dieline: do not print Camp Patches Size : 3”x3” Pantones Camp Patches Size: 4.5”x4.5” Pantones Camp Patches Size: 4.5”x4.5” Pantones Camp Patches Size: 2.5”x1.5” Pantones 33 T-SHIRT COLOR SCREENPRINT COLORS BELLA + CANVAS BELLA + CANVAS BELLA + C T-SHIRT C ANV OLAS OR SCREENPRINT C T-SHIRT COLOR OLORS SCREENPRINT C Heathered Na OL vy Blue ORS WHITE PMS # 172 BELLA + CANVAS T-SHIRT COLOR SCREENPRINT COLORS WHITE HEATHERED ARMY GREEN BLACK BLACK PMS # 172 PMS # 168 Heathered Grey BLACK PMS # 356 Camp Patches Size: 3”x3” Pantones Camp Patches Size: 2.5”x1.5” PantonesFRONT FRONT NE201 NE201 IMPRINT AREA: 1.9” X 2.5” COLORWAY: GRAPHITE IMPRINT AREA: 2.5” X 1.1” COLORWAY: WHITE FRONT FRONT PMS 172 PMS 172 white Black NE9FIFTY NEW ERA 201 ADJUSTABLE UNSTRUCTURED CAP NE201 NEW ERA 201 ADJUSTABLE UNSTRUCTURED CAP IMPRINT AREA: 2.5” X 2.171” COLORWAY: STONE FRONT IMPRINT AREA: 2.5” X 5.5” COLORWAY: DARK NAVY PMS 172 FRONT Black PMS 172 White NE403 NE201 NEW ERA 9FIFTY NEW ERA 201 ADJUSTABLE UNSTRUCTURED CAP FLAT BILL SNAPBACK IMPRINT AREA: 2.5” X 5.5” COLORWAY: CAMO/BLACK IMPRINT AREA: 1.9” X 2.5” COLORWAY: GRAPHITE PMS 172 PMS 172 white NEW ERA 403 TRUCKER SNAPBACK NEW ERA 201 ADJUSTABLE UNSTRUCTURED CAP Camp Patches Size: 2.5”x1.5” Pantones Camp Patches Size: 3”x3” Pantones Camp Patches Size: 3”x3” Pantones dieline: do not print Camp Patches Size : 3”x3” Pantones Camp Patches Size: 4.5”x4.5” Pantones Camp Patches Size: 4.5”x4.5” Pantones Camp Patches Size: 2.5”x1.5” Pantones 33 T-SHIRT COLOR SCREENPRINT COLORS BELLA + CANVAS BELLA + CANVAS BELLA + C T-SHIRT C ANV OLAS OR SCREENPRINT C T-SHIRT COLOR OLORS SCREENPRINT C Heathered Na OL vy Blue ORS WHITE PMS # 172 BELLA + CANVAS T-SHIRT COLOR SCREENPRINT COLORS WHITE HEATHERED ARMY GREEN BLACK BLACK PMS # 172 PMS # 168 Heathered Grey BLACK PMS # 356 Camp Patches Size: 3”x3” Pantones Camp Patches Size: 2.5”x1.5” Pantones

Bold. Carefree. Edgy. 34Bold. Carefree. Edgy. 34

3535

3636

TRUST THE PATH Mystical. Curious. UNSEEN Confident. 37TRUST THE PATH Mystical. Curious. UNSEEN Confident. 37

3838

3939

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42

Retail & CPG Talent Capital Raise Acquire Assets Build Emotional Brands Scale CBD CPG Accelerated Growth 43 Investment Highlights.Retail & CPG Talent Capital Raise Acquire Assets Build Emotional Brands Scale CBD CPG Accelerated Growth 43 Investment Highlights.

Risk Factors. There are a number of risk factors that could cause future results to differ materially from those described the applicable licensing requirements or regulatory framework enacted in the states in which any of the herein. The risks and uncertainties described herein are not the only ones GGB (“the Company”) faces. Company’s operations occur. Additional risks and uncertainties, including those that the Company does not know about now or that it In February 2017, the Task Force on Crime Reduction and Public Safety was established through an currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks executive order by the President of the United States. Names of those serving on the taskforce have actually occur, the Company’s business may be harmed and its financial condition and results of operations not been published, and the group was supposed to deliver its recommendations by July 27, 2017. The may suffer significantly. recommendations of the group were not made public on that date, but the Attorney General issued a public Cannabis is Illegal under U.S. Federal Law statement which said he had received recommendations “on a rolling basis” and he had already “been acting on the taskforce’s recommendations to set the policy of the department.” Based on previous public The Company is involved in the cannabis industry in the United States where local state law permits such statements made by the Attorney General, there had been some expectation that the taskforce may make activities. However, the distribution, possession and consumption of cannabis remain illegal under U.S. some recommendations with respect to laws relating to cannabis. However, to date there has been no public Federal Law. announcement in this regard from the Attorney General. Investors are cautioned that unlike in Canada, in the United States, cannabis is largely regulated at the state The Company is subject to a variety of laws and regulations domestically and in the United States that involve level. To the Company’s knowledge there are to date, 28 states of the United States plus the District of money laundering, financial record keeping and proceeds of crime, including the Currency and Foreign Columbia that have laws and/or regulations that recognize, in one form or another, legitimate medical uses Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of for cannabis. Many other states are considering similar legislation. Notwithstanding the permissive regulatory the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct environment of medical cannabis at the state level, cannabis continues to be categorized as a controlled Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist substance under the Controlled Substances Act (the “CSA”) in the United States and as such, may be in Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) violation of federal law in the United States. and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. In the event that any of the Company’s operations, or any Violations of any federal laws and regulations could result in significant fines, penalties, administrative proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such sanctions, convictions or settlements arising from civil proceedings conducted by either the federal operations in the United States were found to be in violation of money laundering legislation or otherwise, government or private citizens, or criminal charges, including, but not limited to, disgorgements of profits, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any cessation of business activities or divestiture. other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis business in the United States are subject to inconsistent legislation and regulation. Access to Banks and Financial Services The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored the Cole Memorandum (the “Memorandum”). The Memorandum was addressed to all United The Company may have difficulty accessing the services of banks which may make it difficult for the States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled Company to operate. Since the use of cannabis is illegal under US federal law, and in light of concerns in substance at the federal level in the United States, several US states have enacted laws relating to cannabis the banking industry regarding money laundering and other federal financial crime related to cannabis, US for medical purposes. banks have been reluctant to accept deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to The Memorandum outlined certain priorities for the Department of Justice (the “DOJ”) relating to the accept their business. Likewise, cannabis businesses have limited, if any, access to credit card processing prosecution of cannabis offenses. In particular, the Memorandum noted that in jurisdictions that have services. As a result, cannabis businesses in the US may be cash-only. enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in This complicates the implementation of financial controls and increases security issues. The inability to open compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, or maintain bank accounts or take credit cards may make it difficult for the Company to operate. the DOJ has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Memorandum standard. The lack of banking and financial services presents unique and significant challenges to businesses in the cannabis industry. The potential lack of a secure place in which pay creditors through the issuance of cheques In light of limited investigative and prosecutorial resources, the Memorandum concluded that the DOJ should and the inability to secure traditional forms of operational financing, such as lines of credit, are some of the be focused on addressing only the most significant threats related to cannabis. States where medical cannabis many challenges presented by the unavailability of traditional banking and financial services. had been legalized were not characterized as a high priority. On January 4, 2018, US Attorney General Jeff Sessions issued a memorandum to US district attorneys which rescinded the Memorandum. With the The Company Memorandum rescinded, US federal prosecutors can exercise their discretion in determining whether The Company has recently been incorporated and has no history of earnings. The Company’s lack of to prosecute cannabis-related violations of U.S. federal law throughout the United States. The potential operating history may make it difficult for investors to evaluate the Company’s prospects for success. There is impact of the decision to rescind the Memorandum is unknown and may have a material adverse effect on no assurance that the Company will be successful and the likelihood of success must be considered in light of the Company’s business and results of operations. The Company is not aware of any non-compliance with its relatively early stage of operations. 44Risk Factors. There are a number of risk factors that could cause future results to differ materially from those described the applicable licensing requirements or regulatory framework enacted in the states in which any of the herein. The risks and uncertainties described herein are not the only ones GGB (“the Company”) faces. Company’s operations occur. Additional risks and uncertainties, including those that the Company does not know about now or that it In February 2017, the Task Force on Crime Reduction and Public Safety was established through an currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks executive order by the President of the United States. Names of those serving on the taskforce have actually occur, the Company’s business may be harmed and its financial condition and results of operations not been published, and the group was supposed to deliver its recommendations by July 27, 2017. The may suffer significantly. recommendations of the group were not made public on that date, but the Attorney General issued a public Cannabis is Illegal under U.S. Federal Law statement which said he had received recommendations “on a rolling basis” and he had already “been acting on the taskforce’s recommendations to set the policy of the department.” Based on previous public The Company is involved in the cannabis industry in the United States where local state law permits such statements made by the Attorney General, there had been some expectation that the taskforce may make activities. However, the distribution, possession and consumption of cannabis remain illegal under U.S. some recommendations with respect to laws relating to cannabis. However, to date there has been no public Federal Law. announcement in this regard from the Attorney General. Investors are cautioned that unlike in Canada, in the United States, cannabis is largely regulated at the state The Company is subject to a variety of laws and regulations domestically and in the United States that involve level. To the Company’s knowledge there are to date, 28 states of the United States plus the District of money laundering, financial record keeping and proceeds of crime, including the Currency and Foreign Columbia that have laws and/or regulations that recognize, in one form or another, legitimate medical uses Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of for cannabis. Many other states are considering similar legislation. Notwithstanding the permissive regulatory the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct environment of medical cannabis at the state level, cannabis continues to be categorized as a controlled Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist substance under the Controlled Substances Act (the “CSA”) in the United States and as such, may be in Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) violation of federal law in the United States. and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. In the event that any of the Company’s operations, or any Violations of any federal laws and regulations could result in significant fines, penalties, administrative proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such sanctions, convictions or settlements arising from civil proceedings conducted by either the federal operations in the United States were found to be in violation of money laundering legislation or otherwise, government or private citizens, or criminal charges, including, but not limited to, disgorgements of profits, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any cessation of business activities or divestiture. other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis business in the United States are subject to inconsistent legislation and regulation. Access to Banks and Financial Services The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored the Cole Memorandum (the “Memorandum”). The Memorandum was addressed to all United The Company may have difficulty accessing the services of banks which may make it difficult for the States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled Company to operate. Since the use of cannabis is illegal under US federal law, and in light of concerns in substance at the federal level in the United States, several US states have enacted laws relating to cannabis the banking industry regarding money laundering and other federal financial crime related to cannabis, US for medical purposes. banks have been reluctant to accept deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to The Memorandum outlined certain priorities for the Department of Justice (the “DOJ”) relating to the accept their business. Likewise, cannabis businesses have limited, if any, access to credit card processing prosecution of cannabis offenses. In particular, the Memorandum noted that in jurisdictions that have services. As a result, cannabis businesses in the US may be cash-only. enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in This complicates the implementation of financial controls and increases security issues. The inability to open compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, or maintain bank accounts or take credit cards may make it difficult for the Company to operate. the DOJ has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Memorandum standard. The lack of banking and financial services presents unique and significant challenges to businesses in the cannabis industry. The potential lack of a secure place in which pay creditors through the issuance of cheques In light of limited investigative and prosecutorial resources, the Memorandum concluded that the DOJ should and the inability to secure traditional forms of operational financing, such as lines of credit, are some of the be focused on addressing only the most significant threats related to cannabis. States where medical cannabis many challenges presented by the unavailability of traditional banking and financial services. had been legalized were not characterized as a high priority. On January 4, 2018, US Attorney General Jeff Sessions issued a memorandum to US district attorneys which rescinded the Memorandum. With the The Company Memorandum rescinded, US federal prosecutors can exercise their discretion in determining whether The Company has recently been incorporated and has no history of earnings. The Company’s lack of to prosecute cannabis-related violations of U.S. federal law throughout the United States. The potential operating history may make it difficult for investors to evaluate the Company’s prospects for success. There is impact of the decision to rescind the Memorandum is unknown and may have a material adverse effect on no assurance that the Company will be successful and the likelihood of success must be considered in light of the Company’s business and results of operations. The Company is not aware of any non-compliance with its relatively early stage of operations. 44

Risk Factors (cont’d). The Company’s actual financial position and results of operations may differ materially from management’s Restriction of entry into the United States current expectations and, as a result, the Company’s revenue, EBITDA and expenses may differ materially In the past, U.S. Customs and Border Protection (the “U.S. CBP”) was given the discretion to question from the revenue, EBITDA and expenses profits provided in this presentation. Such information is presented Canadians entering the U.S. about their marijuana use and whether to use their response as a barrier to for illustrative purposes only. The process for estimating the Company’s revenue, EBITDA and expense entry. Recently, the U.S. CBP has been focusing on the whole cannabis industry, including investors. Several requires the use of judgment in determining the appropriate assumptions and estimates. These estimates highly publicized instances of U.S. CBP detaining and even banning Canadian investors from the United and assumptions may be revised as additional information becomes available and as additional analyses are States have occurred in recent months. The restriction of travel to the United States of the Company’s performed. In addition, the assumptions used in preparing this presentation may not prove to be accurate, executives and investors would seriously impair the ability of the Company to conduct business and could and other factors may affect the Company’s financial condition or results of operations. Any potential decline materially impact the Company’s results of operations. in the Company’s financial condition or results of operations may negatively impact the ability to pay amounts on its issued and outstanding convertible debentures and the Company’s ability to complete a business General regulatory risks; risks related to licensure combination. Some of the financial information on which the information in this presentation is based has been provided by third parties, which financial information management believes to be reliable but there can The Company’s business is subject to a variety of laws, regulations and guidelines relating to the manufacture, be no assurances that such information is accurate. management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of The development of the business of the Company and its ability to execute on the acquisition opportunities the Company’s business objectives is contingent, in part, upon compliance with applicable regulatory described herein will depend, in part, upon the amount of additional financing available. Failure to obtain requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and sufficient financing may result in delaying, scaling back, eliminating or indefinitely postponing the acquisitions guidelines due to matters beyond the control of the Company may cause material adverse effects to the and the business of the Company’s current or future operations. There can be no assurance that additional Company. capital or other types of financing will be available if needed or that, if available, the terms of such financing will be acceptable. The Company is required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and Part of the Company’s business strategy includes acquiring and integrating complementary businesses, licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving products, or other assets, and forming strategic alliances, joint ventures and other business combinations, public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s to help drive future growth. Acquisitions or similar arrangements may be complex, time consuming and efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its expensive. In particular, there can be no assurance that any acquisition opportunities will be completed control, including the interpretation of applicable requirements implemented by the relevant permitting or or, if completed, will be completed within the proposed timeframe or on terms that are exactly the same licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are as or similar to those disclosed in this presentation. There can be no assurance that future acquisition necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing opportunities may arise and, if they do, that the Company will be able to consummate such acquisition process could impede the ongoing or proposed operations of the Company. To the extent necessary permits opportunities. The Company may not be able to consummate negotiations for acquisitions or other or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company arrangements, which could result in significant diversion of management and other employee time, as well as may be curtailed or prohibited from proceeding with its ongoing operations or planned development and substantial out-of-pocket costs. In addition, there are a number of risks and uncertainties relating to closing commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the transactions. If such transactions are not completed for any reasons, the Company will be subject to such Company’s business, financial condition, results of operations or prospects. risks and uncertainties. Limited operating history Additional Financing And Risk of Dilution The Company has a limited financial reporting history. Consequently, the Company’s financial results for 2018 The Company will require equity and/or debt financing to support on-going operations, to undertake capital are not comparable with prior years, and the financial information in this presentation may not be indicative expenditures or to undertake acquisitions or other business combination transactions. There can terms which of its future performance. The Company does not have a history of profitability, with the exception of the are acceptable. The Company’s inability to raise financing of fund capital expenditures or acquisitions could NOR business. As such the Company has limited prospects of generating profit from its intended operations. limit its growth and may have a material adverse effect upon future profitability. The Company is therefore subject to many of the risks common to early-stage enterprises, including under- capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of If additional funds are raised through further issuances of equity or convertible debt securities, existing revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ shareholders could suffer significant dilution, and any new equity securities issued could have rights, investment and the likelihood of success must be considered in light of the early stage of operations. preferences and privileges superior to those of holders of common shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and If the Company is unable to successfully execute any material part of its growth strategy, its future growth and operational matters, which may make it more difficult for the company to obtain additional capital and to ability to make profitable investments in its business would be harmed pursue business opportunities. The Company’s success depends on its ability to expand its business while maintaining profitability. The Global Economy Company may not be able to sustain its growth or profitability on a quarterly or annual basis in future periods. The Company may not be successful in executing its growth strategy, and even if the Company Financial markets are influenced by the economic and market conditions in other countries, including achieves targeted growth, it may not be able to sustain profitability. Failure to successfully execute any the United States and other global markets. Although economic conditions in these countries may differ material part of the Company’s growth strategy would significantly impair the Company’s future growth and significantly from economic conditions in Canada, investor reactions to developments in these other its ability to make profitable investments in its business. countries may substantially affect the capital flows into and the market value of securities of issuers with operations in the United States and Canada. 45Risk Factors (cont’d). The Company’s actual financial position and results of operations may differ materially from management’s Restriction of entry into the United States current expectations and, as a result, the Company’s revenue, EBITDA and expenses may differ materially In the past, U.S. Customs and Border Protection (the “U.S. CBP”) was given the discretion to question from the revenue, EBITDA and expenses profits provided in this presentation. Such information is presented Canadians entering the U.S. about their marijuana use and whether to use their response as a barrier to for illustrative purposes only. The process for estimating the Company’s revenue, EBITDA and expense entry. Recently, the U.S. CBP has been focusing on the whole cannabis industry, including investors. Several requires the use of judgment in determining the appropriate assumptions and estimates. These estimates highly publicized instances of U.S. CBP detaining and even banning Canadian investors from the United and assumptions may be revised as additional information becomes available and as additional analyses are States have occurred in recent months. The restriction of travel to the United States of the Company’s performed. In addition, the assumptions used in preparing this presentation may not prove to be accurate, executives and investors would seriously impair the ability of the Company to conduct business and could and other factors may affect the Company’s financial condition or results of operations. Any potential decline materially impact the Company’s results of operations. in the Company’s financial condition or results of operations may negatively impact the ability to pay amounts on its issued and outstanding convertible debentures and the Company’s ability to complete a business General regulatory risks; risks related to licensure combination. Some of the financial information on which the information in this presentation is based has been provided by third parties, which financial information management believes to be reliable but there can The Company’s business is subject to a variety of laws, regulations and guidelines relating to the manufacture, be no assurances that such information is accurate. management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of The development of the business of the Company and its ability to execute on the acquisition opportunities the Company’s business objectives is contingent, in part, upon compliance with applicable regulatory described herein will depend, in part, upon the amount of additional financing available. Failure to obtain requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and sufficient financing may result in delaying, scaling back, eliminating or indefinitely postponing the acquisitions guidelines due to matters beyond the control of the Company may cause material adverse effects to the and the business of the Company’s current or future operations. There can be no assurance that additional Company. capital or other types of financing will be available if needed or that, if available, the terms of such financing will be acceptable. The Company is required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and Part of the Company’s business strategy includes acquiring and integrating complementary businesses, licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving products, or other assets, and forming strategic alliances, joint ventures and other business combinations, public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s to help drive future growth. Acquisitions or similar arrangements may be complex, time consuming and efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its expensive. In particular, there can be no assurance that any acquisition opportunities will be completed control, including the interpretation of applicable requirements implemented by the relevant permitting or or, if completed, will be completed within the proposed timeframe or on terms that are exactly the same licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are as or similar to those disclosed in this presentation. There can be no assurance that future acquisition necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing opportunities may arise and, if they do, that the Company will be able to consummate such acquisition process could impede the ongoing or proposed operations of the Company. To the extent necessary permits opportunities. The Company may not be able to consummate negotiations for acquisitions or other or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company arrangements, which could result in significant diversion of management and other employee time, as well as may be curtailed or prohibited from proceeding with its ongoing operations or planned development and substantial out-of-pocket costs. In addition, there are a number of risks and uncertainties relating to closing commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the transactions. If such transactions are not completed for any reasons, the Company will be subject to such Company’s business, financial condition, results of operations or prospects. risks and uncertainties. Limited operating history Additional Financing And Risk of Dilution The Company has a limited financial reporting history. Consequently, the Company’s financial results for 2018 The Company will require equity and/or debt financing to support on-going operations, to undertake capital are not comparable with prior years, and the financial information in this presentation may not be indicative expenditures or to undertake acquisitions or other business combination transactions. There can terms which of its future performance. The Company does not have a history of profitability, with the exception of the are acceptable. The Company’s inability to raise financing of fund capital expenditures or acquisitions could NOR business. As such the Company has limited prospects of generating profit from its intended operations. limit its growth and may have a material adverse effect upon future profitability. The Company is therefore subject to many of the risks common to early-stage enterprises, including under- capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of If additional funds are raised through further issuances of equity or convertible debt securities, existing revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ shareholders could suffer significant dilution, and any new equity securities issued could have rights, investment and the likelihood of success must be considered in light of the early stage of operations. preferences and privileges superior to those of holders of common shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and If the Company is unable to successfully execute any material part of its growth strategy, its future growth and operational matters, which may make it more difficult for the company to obtain additional capital and to ability to make profitable investments in its business would be harmed pursue business opportunities. The Company’s success depends on its ability to expand its business while maintaining profitability. The Global Economy Company may not be able to sustain its growth or profitability on a quarterly or annual basis in future periods. The Company may not be successful in executing its growth strategy, and even if the Company Financial markets are influenced by the economic and market conditions in other countries, including achieves targeted growth, it may not be able to sustain profitability. Failure to successfully execute any the United States and other global markets. Although economic conditions in these countries may differ material part of the Company’s growth strategy would significantly impair the Company’s future growth and significantly from economic conditions in Canada, investor reactions to developments in these other its ability to make profitable investments in its business. countries may substantially affect the capital flows into and the market value of securities of issuers with operations in the United States and Canada. 45

Risk Factors (cont’d). Competition Company’s success is also dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. Any loss of the services of key management could have a material adverse effect There is potential that the Company will face intense competition from other companies, some of which on the Company’s business, operating results, financial condition or prospects. can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better-financed competitors could materially and Risks inherent in an agricultural business adversely affect the business, financial condition, results of operations or prospects of the Company. Adult-use and medical marijuana are agricultural products. There are risks inherent in the agricultural Because of the early stage of the industry in which the Company operates, the Company expects to business, such as insects, plant diseases and similar agricultural risks. Although the products are face additional competition from new entrants. To become and remain competitive, the Company will usually grown indoors under climate-controlled conditions, with conditions monitored, there can be require research and development, marketing, sales and support. The Company may not have sufficient no assurance that natural elements will not have a material adverse effect on the production of the resources to maintain research and development, marketing, sales and support efforts on a competitive Company’s products. basis which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Limited market for securities If the business combination’s benefits do not meet the expectations of investors or securities analysts, Notwithstanding that the Company’s common shares are listed on the CSE, there can be no assurance the market price of the Company’s securities may decline that an active and liquid market for the common shares will develop or be maintained and a shareholder may find it difficult to resell any of its common shares. If the benefits of the business combination with Aphria do not meet the expectations of investors or securities analysts, the market price of the Company’s common shares may decline and could contribute In addition to the aforementioned risks, the Company may face additional risks including, but not limited to the loss of all or part of your investment. If an active market for the Company’s securities develops to, risks associated with: potential changes in federal, state and local laws, regulations and policies, and continues, the trading price of the Company’s securities could be volatile and subject to wide uncertainty that the Leahy Amendment will be renewed for fiscal 2019, enforcement of cannabis laws in fluctuations in response to various factors, some of which are beyond the Company’s control. In such jurisdictions in which we operate, our reliance on key materials and inputs, potential civil asset seizure circumstances, the trading price of the Company’s securities may not recover and may experience a and/or forfeiture of property, heightened scrutiny of cannabis industry participants from regulatory further decline. authorities, potential changes in energy costs, potential product liability claims, product recalls, the results of clinical research into cannabis and CBD, enforcement actions from U.S. Customs and Border Reliance on management Control, product leakage, consumer perception and public opinion, litigation, our dependence on our The success of the Company depends on its ability to attract, develop and retain talented employees, service providers and skilled labour, potential changes to environmental regulations, fraudulent activities including executives and other key managers. The loss of certain key officers and employees, or the by employees or service providers, our reliance on IT systems and IT security, operating a business that failure to attract and develop talented new executives and managers, could have an adverse effect deals mainly in cash, including the resulting increased cost of security and risk of fraudulent activities, on the Company’s business. The Company’s ability to attract and retain employees with the requisite our ability to deduct certain expenses under Section 280E of the United States Internal Revenue Code, experience and skills depends on several factors, including, but not limited to the Company’s ability to the cost of obtaining insurance and limitations on product marketing and other risks set out under in the offer competitive wages, benefits and professional growth opportunities. Effective succession planning Company’s public disclosure, including the risks are described under “Business Risks” in the Company’s is also important to its long-term success. Failure to ensure effective transfer of knowledge and smooth Canadian Securities Exchange listing statement and under “Risk Factors, in the Company’s Annual transitions involving key employees could hinder the Company’s strategic planning and execution. The Information Form for the Financial Year Ended June 30, 2018, each filed on www.sedar.com. 46Risk Factors (cont’d). Competition Company’s success is also dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. Any loss of the services of key management could have a material adverse effect There is potential that the Company will face intense competition from other companies, some of which on the Company’s business, operating results, financial condition or prospects. can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better-financed competitors could materially and Risks inherent in an agricultural business adversely affect the business, financial condition, results of operations or prospects of the Company. Adult-use and medical marijuana are agricultural products. There are risks inherent in the agricultural Because of the early stage of the industry in which the Company operates, the Company expects to business, such as insects, plant diseases and similar agricultural risks. Although the products are face additional competition from new entrants. To become and remain competitive, the Company will usually grown indoors under climate-controlled conditions, with conditions monitored, there can be require research and development, marketing, sales and support. The Company may not have sufficient no assurance that natural elements will not have a material adverse effect on the production of the resources to maintain research and development, marketing, sales and support efforts on a competitive Company’s products. basis which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Limited market for securities If the business combination’s benefits do not meet the expectations of investors or securities analysts, Notwithstanding that the Company’s common shares are listed on the CSE, there can be no assurance the market price of the Company’s securities may decline that an active and liquid market for the common shares will develop or be maintained and a shareholder may find it difficult to resell any of its common shares. If the benefits of the business combination with Aphria do not meet the expectations of investors or securities analysts, the market price of the Company’s common shares may decline and could contribute In addition to the aforementioned risks, the Company may face additional risks including, but not limited to the loss of all or part of your investment. If an active market for the Company’s securities develops to, risks associated with: potential changes in federal, state and local laws, regulations and policies, and continues, the trading price of the Company’s securities could be volatile and subject to wide uncertainty that the Leahy Amendment will be renewed for fiscal 2019, enforcement of cannabis laws in fluctuations in response to various factors, some of which are beyond the Company’s control. In such jurisdictions in which we operate, our reliance on key materials and inputs, potential civil asset seizure circumstances, the trading price of the Company’s securities may not recover and may experience a and/or forfeiture of property, heightened scrutiny of cannabis industry participants from regulatory further decline. authorities, potential changes in energy costs, potential product liability claims, product recalls, the results of clinical research into cannabis and CBD, enforcement actions from U.S. Customs and Border Reliance on management Control, product leakage, consumer perception and public opinion, litigation, our dependence on our The success of the Company depends on its ability to attract, develop and retain talented employees, service providers and skilled labour, potential changes to environmental regulations, fraudulent activities including executives and other key managers. The loss of certain key officers and employees, or the by employees or service providers, our reliance on IT systems and IT security, operating a business that failure to attract and develop talented new executives and managers, could have an adverse effect deals mainly in cash, including the resulting increased cost of security and risk of fraudulent activities, on the Company’s business. The Company’s ability to attract and retain employees with the requisite our ability to deduct certain expenses under Section 280E of the United States Internal Revenue Code, experience and skills depends on several factors, including, but not limited to the Company’s ability to the cost of obtaining insurance and limitations on product marketing and other risks set out under in the offer competitive wages, benefits and professional growth opportunities. Effective succession planning Company’s public disclosure, including the risks are described under “Business Risks” in the Company’s is also important to its long-term success. Failure to ensure effective transfer of knowledge and smooth Canadian Securities Exchange listing statement and under “Risk Factors, in the Company’s Annual transitions involving key employees could hinder the Company’s strategic planning and execution. The Information Form for the Financial Year Ended June 30, 2018, each filed on www.sedar.com. 46

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